Exhibit 12.1

Ratio of Income (Loss) To Combined Fixed Charges And Preferred Stock Dividends
The following table sets for the the caluculation or our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown (dollars in thousands):

		For the Year Ended December 31, 2009		For the Year Ended December 31, 2008	For the Period November 21, 2007 to December 31, 2007

Net income (loss) before taxes		$323,984		$(119,797)	$(2,901)
Add:	fixed charges (interest expense)	35,083		60,544	415
	preferred stock dividend	-		-	-
Income (loss) as adjusted		$359,067		$(59,253)	$(2,486)
Fixed charges (interest expense) + preferred stock dividend		$35,083		$60,544	$415
Ratio of income (losses) to combined fixed charges and preferred stock dividends		10.23	X	(0.99X )	(5.99X )